                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                   FORM 11-K


/X/ Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996] for the year ended December 31, 2003.

                                      OR

/_/ Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-12551

A.     Full title of the Plan:

       Mail-Well Corporation 401(k) Savings and Retirement Plan for Union Employees


B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:

       Cenveo, Inc.
       8310 South Valley Highway
       Suite 400
       Englewood, Colorado 80112



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FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Mail-Well Corporation 401(k) Savings and
Retirement Plan for Union Employees
December 31, 2003 and 2002,and December 30, 2002, and for the year ended December 31, 2003 and the day ended December 31, 2002 with Report of Independent Registered Public Accounting Firm






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


                  Mail-Well Corporation 401(k) Savings and
                     Retirement Plan for Union Employees

                            Financial Statements
                         and Supplemental Schedules


        Year ended December 31, 2003 and day ended December 31, 2002




                                  CONTENTS

Report of Independent Registered Public Accounting Firm.....................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................2
Statements of Changes in Net Assets Available for Benefits..................3
Notes to Financial Statements...............................................4

Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
   December 31, 2003.......................................................10
Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
   December 31, 2002.......................................................11






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           Report of Independent Registered Public Accounting Firm

The Trustees and Participants of
   Mail-Well Corporation 401(k)
   Savings and Retirement Plan for Union Employees

We have audited the accompanying statements of net assets available for benefits of Mail-Well Corporation 401(k) Savings and Retirement Plan for Union Employees as of December 31, 2003 and 2002, and December 30, 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003 and the day ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and December 30, 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003 and the day ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003 and 2002, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       /s/ Ernst & Young LLP

Denver, Colorado
June 23, 2004

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
                              Mail-Well Corporation 401(k) Savings and Retirement Plan
                                                for Union Employees

                                  Statements of Net Assets Available for Benefits

                                                                           DECEMBER 31               DECEMBER 30
                                                                      2003             2002              2002
                                                           --------------------------------------------------------
Investments, at fair value:
  Mutual funds                                                    $ 2,519,692       $ 1,895,373       $ 1,891,494
  Common collective trusts                                          2,842,300         2,241,305         2,235,496
  Mail-Well common stock                                              369,310           226,160           234,403
  Participant loans                                                   345,358           263,652           263,652
                                                           --------------------------------------------------------
Total investments                                                   6,076,660         4,626,490         4,625,045

Receivables:
  Employee contributions                                               18,693            22,735            22,735
  Employer contributions                                                3,457            14,356            14,356
                                                           --------------------------------------------------------
Total receivables                                                      22,150            37,091            37,091
                                                           --------------------------------------------------------
Net assets available for benefits                                 $ 6,098,810       $ 4,663,581       $ 4,662,136
                                                           ========================================================


See accompanying notes.

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
                              Mail-Well Corporation 401(k) Savings and Retirement Plan
                                                for Union Employees

                             Statements of Changes in Net Assets Available for Benefits

                                                                                     YEAR ENDED         DAY ENDED
                                                                                     DECEMBER 31       DECEMBER 31
                                                                                        2003              2002
                                                                              -------------------------------------
Additions (deductions)
Investment income:
  Net appreciation (depreciation) in fair value of investments                       $   796,940       $    (4,914)
  Interest and dividend income                                                           132,349             6,359
                                                                              -------------------------------------
                                                                                         929,289             1,445
Contributions:
  Employee contributions                                                                 502,701                 -
  Employer contributions                                                                 335,685                 -
  Rollover contributions                                                                   6,692                 -
                                                                              -------------------------------------
                                                                                         845,078                 -

Asset transfers to other plans                                                           (23,898)                -
Plan expenses                                                                            (13,779)                -
Payment of benefits to participants                                                     (301,461)                -
                                                                              -------------------------------------
Increase in net assets available for benefits                                          1,435,229             1,445

Net assets available for benefits, beginning of year                                   4,663,581         4,662,136
                                                                              -------------------------------------
Net assets available for benefits, end of year                                       $ 6,098,810       $ 4,663,581
                                                                              =====================================


See accompanying notes.

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                  Mail-Well Corporation 401(k) Savings and
                     Retirement Plan for Union Employees


                        Notes to Financial Statements


                              December 31, 2003


1. DESCRIPTION OF PLAN

The following description of the Mail-Well Corporation 401(k) Savings and Retirement Plan for Union Employees (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan was adopted effective December 1, 1999. The Plan is a salary deferral plan of Mail-Well Corporation (the Company) for union employees. Full-time salaried union employees become eligible the first day of the month following one year of service. Eligible employees, where collectively bargained, become eligible according to the terms of the collective bargaining agreements.

On April 29, 2004, the shareholder's approved the change of the Company's name from Mail-Well to Cenveo. On December, 30, 2002, the Company changed its plan year to a calendar year creating a one-day plan year of December 31, 2002.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan document and as limited by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's Board of Directors. No such additional contributions were approved for 2003.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of Company contributions and Plan earnings, and is charged with an allocation of administrative expenses.

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                  Mail-Well Corporation 401(k) Savings and
                     Retirement Plan for Union Employees


                  Notes to Financial Statements (continued)


                              December 31, 2003


1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

A participant is 100% vested in their contributions at all times. Vesting in employer matching contributions occurs 20% for each year of service. Upon reaching five years of service, all employer matching contributions are fully vested. Years of service attributable to predecessor companies prior to such individual being employed by the Company are recognized in full for vesting purposes. All employer matching contributions become fully vested upon retirement, disability, or death of the participant.

INVESTMENT OPTIONS

Upon enrollment in the Plan, participants may elect to invest their contributions in a variety of investment options offered by the Plan.

LOANS TO PARTICIPANTS

Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested interest in the Plan. Such loans bear an interest at the prime rate (as published in The Wall Street Journal) plus 1% and are collateralized by the participants' nonforfeitable interest in the Plan. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to a maximum of 10 years.

PAYMENT OF BENEFITS

Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or leave their account balance with the Company until normal retirement age if their account balance is greater than $5,000. The Plan provides for advance distribution for hardship if certain conditions are met.

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                  Mail-Well Corporation 401(k) Savings and
                     Retirement Plan for Union Employees


                  Notes to Financial Statements (continued)



1. DESCRIPTION OF PLAN (CONTINUED)

EXPENSES

Certain of the Plan's administrative expenses are paid by the Company. All other administrative expenses are paid by the Plan and allocated to participant accounts. Participants pay fees for loans and withdrawals.

FORFEITURES

Upon termination by a participant, employer matching contributions that have not vested are used to offset administrative expenses. The balance of forfeited non-vested accounts was not material as of December 31, 2003 and 2002, and December 30, 2002.

PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan recognizes income, expenses and other changes in net assets available for benefits using the accrual method of accounting.

The Plan's investments are recorded in the financial statements at fair value based on published market values except common collective trust funds and participant loans which are stated at face value, which approximates fair value. Unrealized and realized appreciation (depreciation) of investments during the period is included in net appreciation in fair value of investments. Realized gains and losses on sales of investments are determined using the average-cost basis.

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                  Mail-Well Corporation 401(k) Savings and
                     Retirement Plan for Union Employees


                  Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 17, 2003, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4. INVESTMENTS

For the year ended December 31, 2003 and the day ended December 31, 2002, the Plan's investments (including investments purchased, sold and held during the period) appreciated in fair value as follows:

                                                YEAR ENDED          DAY ENDED
                                               DECEMBER 31         DECEMBER 30
                                                   2003               2002
                                            -------------------------------------
     Mutual funds                             $   356,315           $ 3,292
     Common collective trusts                     281,587               842
     Common stock                                 159,038            (9,048)
                                            ----------------------------------
                                              $   796,940           $(4,914)
                                            ==================================


                                                                           6


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                  Mail-Well Corporation 401(k) Savings and
                     Retirement Plan for Union Employees


                  Notes to Financial Statements (continued)



4. INVESTMENTS (CONTINUED)

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2003 and 2002, and December 30, 2002 are as follows:

                                                                       DECEMBER 31                  DECEMBER 30
                                                                 2003               2002               2002
                                                       --------------------------------------------------------
     Mutual funds:
        Putnam Investors Fund                                $   668,183         $  477,867         $  477,330
        The George Putnam Fund of Boston                         762,657            592,040            591,242
        PIMCO Total Return                                       451,578            420,013            418,622
     Putnam S&P 500 Index Fund                                 1,299,091            910,687            909,846
     Putnam Stable Value Fund                                  1,543,209          1,330,618          1,325,650
     Mail-Well Common Stock                                      369,310            263,652            234,403

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on the cash basis of accounting by the Plan's trustee.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                       DECEMBER 31                DECEMBER 30
                                                                 2003               2002             2002
                                                       --------------------------------------------------------
     Net assets available for benefits per the
        financial statements                                $  6,098,810        $ 4,663,581       $ 4,662,136
     Employer's contribution receivable                           (3,457)           (14,356)          (14,356)
     Employee contributions receivable                           (18,693)           (22,735)          (22,735)
                                                       --------------------------------------------------------
     Net assets available for benefits per the
        Form 5500                                           $  6,076,660        $ 4,626,490       $ 4,625,045
                                                       ========================================================


                                                                           7


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                  Mail-Well Corporation 401(k) Savings and
                     Retirement Plan for Union Employees


                  Notes to Financial Statements (continued)



5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of contributions to participant accounts per the financial statements to the Form 5500 for the year ended December 31, 2003:

                                                                               EMPLOYER            EMPLOYEE
                                                                            CONTRIBUTIONS       CONTRIBUTIONS
                                                                            ---------------------------------
     Contributions made to participant accounts
        per the financial statements                                        $     335,685       $     502,701
     Contribution receivable not recorded on the
        Form 5500 at December 31, 2002                                             14,356              22,735
     Contribution receivable not recorded on the
        Form 5500 at December 31, 2003                                             (3,457)            (18,693)
                                                                            ---------------------------------
     Contributions made to participant accounts
        per the Form 5500                                                   $     346,584       $     506,743
                                                                            =================================



                                                                           8


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                           SUPPLEMENTAL SCHEDULES






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
                              Mail-Well Corporation 401(k) Savings and Retirement Plan
                                                for Union Employees

                          Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)
                                           EIN: 84-1250534--Plan: No. 007

                                                 December 31, 2003

                                                                               DESCRIPTION/
                                                                                  NUMBER             CURRENT
                             IDENTITY OF ISSUE                                  OF SHARES             VALUE
----------------------------------------------------------------------------------------------------------------
Mutual Funds:
  Putnam Investors Fund*                                                            59,079         $   668,183
  The George Putnam Fund of Boston*                                                 44,809             762,657
  PIMCO Total Return                                                                42,164             451,578
  Algers Small Cap Fund                                                             11,306             175,812
  Growth Fund Putnam Asset Allocation*                                               6,088              61,612
  Balanced Fund Putnam Asset Allocation*                                             7,122              70,366
  Conservative Fund Putnam Asset Allocation*                                         5,445              48,079
  The Putnam Fund for Growth & Income*                                               5,124              90,848
  Putnam International Growth Fund*                                                  9,170             190,557
Mail-Well Common Stock*                                                             80,111             369,310
Common Collective Trusts:
   Putnam Stable Value Fund*                                                     1,543,209           1,543,209
   Putnam S&P 500 Index Fund*                                                       46,764           1,299,091
Participant loans                                                              7.0% - 10.5%            345,358
                                                                                                 ---------------
                                                                                                   $ 6,076,660
                                                                                                 ===============


*Investments with a party-in-interest.


                                                                          10

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

                              Mail-Well Corporation 401(k) Savings and Retirement Plan
                                                for Union Employees

                          Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)
                                           EIN: 84-1250534--Plan: No. 007

                                                 December 31, 2002

                                                                               DESCRIPTION/
                                                                                  NUMBER             CURRENT
                             IDENTITY OF ISSUE                                  OF SHARES             VALUE
----------------------------------------------------------------------------------------------------------------
Mutual Funds:
  Putnam Investors Fund*                                                          53,633           $ 477,867
  The George Putnam Fund of Boston*                                               39,922             592,040
  PIMCO Total Return                                                              39,364             420,013
  Algers Small Cap Fund                                                            8,676              95,084
  Growth Fund Putnam Asset Allocation*                                             3,509              27,970
  Balanced Fund Putnam Asset Allocation*                                           6,597              55,220
  Conservative Fund Putnam Asset Allocation*                                       4,233              33,613
  The Putnam Fund for Growth & Income*                                             4,399              62,295
  Putnam International Growth Fund*                                                7,946             131,271
Mail-Well Common Stock*                                                           90,464             226,160
Common Collective Trusts:
    Putnam Stable Value Fund*                                                  1,330,618           1,330,618
    Putnam S&P 500 Index Fund*                                                    42,084             910,687
Participant loans, 7.0%-10.5%*                                               7.0% - 10.5%            263,652
                                                                                               ---------------
                                                                                                 $ 4,626,490
                                                                                               ===============


*Investments with a party-in-interest.


                                                                          11

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                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: June 28, 2004           Mail-Well Corporation Savings and Retirement Plan
                              for Union Employees

                              /s/ Michel P. Salbaing

                              Michel P. Salbaing
                              Sr. Vice President - Chief Financial Officer